RECEIVED

2008 SEP 15 P 12: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. ~~82-5190~~

082-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date September 11, 2008
Contact Martina C. Erni

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

B. Auracher

Corporate Communications

PROCESSED
SEP 16 2008
THOMSON REUTERS

Enclosure

- **Disclosure of shareholding of Renova and Victory according to stock exchange act**

dlw 9/15

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

RECEIVED
2008 SEP 15 P 12: 19

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, September 11, 2008 – According to information provided by Renova Group and Victory Industriebeteiligung AG, Vienna, on September 9, 2008, the composition of the group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon has changed.

Identity of the individual group members (beneficial owners):

- Viktor F. Vekselberg, 19 Bakrushina St., Bld. 2, Apt. 15, 113054 Moscow, Russia and Susenbergstrasse 94, 8044 Zurich, Switzerland
- RPR Privatstiftung, Seilerstätte 18 – 20, 1010 Vienna, Austria

Structure by which control is exercised:

- Viktor F. Vekselberg holds his shares of voting rights in OC Oerlikon Corporation AG, Pfäffikon via Renova Industries Ltd. and Beregan Holding AG.
  - Renova Industries Ltd. is a 86 % controlled subsidiary of Renova Holding Ltd., 2nd Terrace West, Centreville, Nassau / Bahamas. The 100 % shareholder of Renova Holding Ltd. is TZ Columbus Services Ltd., Pasea Estate, Road Town, Tortola, British Virgin Island, as trustee of the Columbus Trust, a trust established under the laws of Cayman Islands, whose ultimate beneficiary is Mr. Viktor F. Vekselberg, 9 Bakrushina St., Bld. 2, Apt. 15, 113054 Moscow, Russia, and Susenbergstrasse 94, CH-8044 Zurich, Switzerland.
  - Beregan Holding AG, c/o Renova Management AG, Bleicherweg 33, 8002 Zurich, Switzerland is a 100 % subsidiary of Jollinson Limited, Nestonos 5, CY-6035 Larnaca, Cyprus, which is a 100 % subsidiary of Renova Industries Ltd., 2nd Terrace West, Centreville, Nassau / Bahamas.
- RPR Privatstiftung, Seilerstätte 18 – 20, 1010 Vienna, Austria, is holding their shares via Victory Industriebeteiligung AG, which is a 100 % subsidiary of RPR Privatstiftung.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Facts and circumstances triggering the obligation to notify:

As per September 3, 2008, RPR Privatstiftung and Millennium Privatstiftung concluded a sale and purchase agreement regarding the shares in Victory Industriebeteiligung AG owned by Millennium Privatstiftung. RPR Privatstiftung holds now 100 % of the shares in Victory Industriebeteiligung AG.

Type of understanding:

Agreement between Victory Industriebeteiligung and Renova Industries Ltd., dated May 9, 2008.

Person responsible for representing all group members:

- David Kalberer, 8832 Wilen, represents the members of Renova Group
- Kerstin Ladislav represents Victory Industriebeteiligung AG

Purchase positions:

Percentage of voting rights held by all members together: 58.64 %

- 7 426 945 registered shares (52.52 %)
- 121 501 955 long call options with 861 883 (6.09 %) voting rights conferred
- 420 short put options with 4 200 (0.03 %) voting rights conferred

Details conversion rights, share purchase rights and granted share sale rights:

Security ID number / basic terms	Exercise type	Number of rights	Number of voting rights conferred	Percentage of voting rights
ABN Amro Call Sept 08 700 (NL0000814382)	physical	100 000	100 000	0.71
CH0032768944	physical	4 000 000	40' 000	0.28
CH0032768951	physical	4 000 000	40 000	0.28
CH0032768969	physical	4 000 000	40 000	0.28
ABN Amro Call Dec 08 550 (NL0006012320)	physical	100 000	100 000	0.71
ABN Amro Call Mar 09 600 (NL0006013245)	physical	100 000	100 000	0.71
CH0033307577	physical	21 700 000	72 333	0.51
CH0036478474	physical	87 500 000	350 000	2.47
[EUREX] UNAX Sep 08 Call 440	physical	1 955	19 550	0.14
[EUREX] UNAX Dec 08 Put 320	physical	420	4 200	0.03

Sale positions:

Percentage of voting rights from underlying shares (entire shareholding): 0.38 %

- 5 345 short call options with 53 450 (0.38 %) voting rights conferred

Details sale postitions:

Security ID number / basic terms	Exercise type	Number of rights	Number of voting rightsconferred	Percentage of voting rights
[EUREX] UNAX Dec 08 Call 440	physical	1 100	11 000	0.08
[EUREX] UNAX Sept 08 Call 480	physical	25	250	0.00
[EUREX] UNAX Dec 08 Call 480	physical	2 920	29 200	0.21
[EUREX] UNAX Sept 08 Call 260	physical	300	3 000	0.02
[EUREX] UNAX Sept 08 Call 280	physical	1 000	10 000	0.07

Contact persons responsible:

- for Renova Group:
  Mr. David Kalberer, CH-8832 Wilen, Switzerland
  Tel.: +41 43 210 95 43
  Fax: +41 43 210 95 39
  E-Mail: david.kalberer@renova-group.ch

- for Victory Industriebeteiligung AG:
  Mr. Matthias Kuster, P.O. Box, CH-8022 Zurich, Switzerland
  Tel.: +41 44 211 10 12
  Fax: +41 44 211 10 13

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

END